UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Westrock Coffee Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

96145W103

(CUSIP Number)

August 9, 2023

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 96145W103	Schedule 13G	Page 2 of 18

1	NAMES OF REPORTING PERSONS Brown Brothers Harriman & Co
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,188,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,188,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,188,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 96145W103	Schedule 13G	Page 3 of 18

1	NAMES OF REPORTING PERSONS BBH Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,980,831
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,980,831

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,980,831
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 96145W103	Schedule 13G	Page 4 of 18

1	NAMES OF REPORTING PERSONS BBH Capital Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 242,097
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 242,097

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,097
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 96145W103	Schedule 13G	Page 5 of 18

1	NAMES OF REPORTING PERSONS BBH CPV WCC Co-Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,965,517
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,965,517

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,965,517
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 96145W103	Schedule 13G	Page 6 of 18

1	NAMES OF REPORTING PERSONS Jeffrey B. Meskin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,188,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,188,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,188,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 96145W103	Schedule 13G	Page 7 of 18

1	NAMES OF REPORTING PERSONS Patrick Kruczek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,188,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,188,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,188,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 96145W103	Schedule 13G	Page 8 of 18

1	NAMES OF REPORTING PERSONS JP Paquin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,188,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,188,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,188,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 96145W103	Schedule 13G	Page 9 of 18

1	NAMES OF REPORTING PERSONS Bradley Langer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,188,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,188,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,188,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 96145W103	Schedule 13G	Page 10 of 18

1	NAMES OF REPORTING PERSONS Michael Boylan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,188,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,188,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,188,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 96145W103	Schedule 13G	Page 11 of 18

Item 1(a)	Name of Issuer: Westrock Coffee Company (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 4009 N. Rodney Parham Rd., Little Rock, Arkansas 72202

Item 2(a)

Name of Persons Filing:

This Statement on Schedule 13G is being filed by:

(i) Brown Brothers Harriman & Co. (“BBH & Co.”), as the parent company with authority to direct the direct holders of 21,188,445 shares of Common Stock of the Issuer;

(ii) BBH Capital Partners V, L.P. (“BBH CPV”), as the direct holder of 11,980,831 shares of Common Stock of the Issuer;

(iii) BBH Capital Partners V-A, L.P. (“BBH CPV-A”), as the direct holder of 242,097 shares of Common Stock of the Issuer;

(iv) BBH CPV WCC Co-Investment LLC (“BBH CPV Co-Invest”, and collectively, with BBH CPV and BBH CPV-A, the “BBH Record Holders”), as the direct holder of 8,965,517 shares of Common Stock of the Issuer;

(v) Jeffrey B. Meskin, with respect to the 21,188,445 shares of Common Stock of the Issuer held directly by the BBH Record Holders;

(vi) Patrick Kruczek, with respect to the 21,188,445 shares of Common Stock of the Issuer held directly by the BBH Record Holders;

(vii) JP Paquin, with respect to the 21,188,445 shares of Common Stock of the Issuer held directly by the BBH Record Holders;

(viii) Bradley Langer, with respect to the 21,188,445 shares of Common Stock of the Issuer held directly by the BBH Record Holders; and

(ix) Michael Boylan, with respect to the 21,188,445 shares of Common Stock of the Issuer held directly by the BBH Record Holders.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein, and each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Item 2(b)	Address of Principal Business Office or, if none, Residence: 140 Broadway, New York, NY 10005

Item 2(c)

Citizenship:

BBH & Co. is incorporated under the laws of the State of New York. The BBH Record Holders are organized under the laws of the State of Delaware. Mssrs. Meskin, Kruczek, Paquin, Langer and Boylan are citizens of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number: 96145W103

CUSIP No. 96145W103	Schedule 13G	Page 12 of 18

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d- 1(b)(1)(ii)(J), please specify the type of institution: _____________________.

CUSIP No. 96145W103	Schedule 13G	Page 13 of 18

Item 4.	Ownership

Introductory Note: The Reporting Persons hold Series A Preferred Shares (“Preferred Stock”) and Common Stock. Holders of Preferred Stock may voluntarily convert their Preferred Stock into a whole number of Common Stock at any time.

The BBH Record Holders are controlled affiliates of BBH & Co. BBH & Co may be deemed to exercise voting and investment control over the shares held by the BBH Record Holders. BBH Capital Partners (“BBHCP”) manages private equity investments through its funds, including BBH CPV, BBH CPV-A and BBH CPV Co-Invest. Each of the BBH Record Holders are controlled and managed by a general partner, or in the case of BBH CPV Co-Invest, a Manager, BBH Private Capital Management V, LLC (the “General Partner”). BBH & Co., a New York limited partnership, serves as the managing member of the General Partner.

The investment into the Westrock Coffee Company is managed by an investment committee and the co-managers of BBHCP including Jeffrey B. Meskin, Patrick Kruczek, JP Paquin, Bradley Langer and Michael Boylan. Jeffrey B. Meskin has sole discretion over decisions related to the conversion of Preferred Stock to Common Stock, or the sale of Preferred Stock or Common Stock. BBH & Co. has designated each of Jeffrey B. Meskin, Patrick Kruczek, JP Paquin, Bradley Langer and Michael Boylan, as the sole and exclusive persons at BBH & Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to all securities held by the BBH Record Holders.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Each of the Reporting Persons (other than to the extent such Reporting Person directly holds securities reported herein) disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, and, pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the Reporting Persons (other than to the extent it directly holds securities reported herein) states that the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the securities reported herein for purposes of Section 16 of the Exchange Act or for any other purpose.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page. The percent of class is calculated using a total of 111,551,106 shares of Common Stock representing the 88,039,184 shares of Common Stock deemed outstanding as of November 3, 2023, as reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2023 plus 23,511,922 shares of Preferred Stock, which may be converted into a whole number of Common Shares at any time.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

CUSIP No. 96145W103	Schedule 13G	Page 14 of 18

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

CUSIP No. 96145W103	Schedule 13G	Page 15 of 18

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8	Identification and Classification of Members of the Group. See Item 4 and Exhibit 99.1.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 96145W103	Schedule 13G	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

BROWN BROTHERS HARRIMAN & CO.

By:	/s/ Jeffrey B. Meskin
	Name:	Jeffrey B. Meskin
	Title:	Partner

BBH CAPITAL PARTNERS V, L.P. By: BBH Private Capital Management V, LLC, its general partner

By:	/s/ Jeffrey B. Meskin
	Name:	Jeffrey B. Meskin
	Title:	Partner of BBH & Co.; Managing Member of the General Partner

BBH CAPITAL PARTNERS V-A, L.P. By: BBH Private Capital Management V, LLC, its general partner

By:	/s/ Jeffrey B. Meskin
	Name:	Jeffrey B. Meskin
	Title:	Partner of BBH & Co.; Managing Member of the General Partner

BBH CPV WCC CO-INVESTMENT LLC By: BBH Private Capital Management V, LLC, its manager

By:	/s/ Jeffrey B. Meskin
	Name:	Jeffrey B. Meskin
	Title:	Partner of BBH & Co.; Managing Member of the General Partner

Jeffrey B. Meskin

By:	/s/ Jeffrey B. Meskin
	Name:	Jeffrey B. Meskin
	Title:	Partner, BBH & Co.; Managing Member of the General Partner

CUSIP No. 96145W103	Schedule 13G	Page 17 of 18

Patrick Kruczek

By:	/s/ Patrick Kruczek
	Name:	Patrick Kruczek
	Title:	Principal, BBH & Co.; Managing Member of the General Partner

JP Paquin

By:	/s/ JP Paquin
	Name:	JP Paquin
	Title:	Limited Partner, BBH & Co.; Managing Member of the General Partner

Bradley Langer

By:	/s/ Bradley Langer
	Name:	Bradley Langer
	Title:	Partner, BBH & Co.; Managing Member of the General Partner

Michael Boylan

By:	/s/ Michael Boylan
	Name:	Michael Boylan
	Title:	Principal, BBH & Co.; Managing Member of the General Partner

CUSIP No. 96145W103	Schedule 13G	Page 18 of 18

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement